EXHIBIT 20.14


                  STRATEGY INTERNATIONAL INSURANCE GROUP, INC.
                          200 Yorkland Blvd., Suite 710
                         Toronto, Ontario, M2J5C1 Canada



                                  CONFIDENTIAL
                                  ------------

                                                                   May 25, 2005


RS Group of Companies, Inc.
200 Yorkland Blvd., Suite 200
Toronto, Ontario,  M2J5C1  Canada

Gentlemen:

         In connection with a proposed transaction (the "Transaction") by and between Strategy International Insurance Group, Inc., a Texas corporation ("Strategy"), and RS Group of Companies, Inc., a Florida corporation ("RS"), as described herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

         (a) Pursuant to our discussions, this letter will serve to confirm that Strategy is prepared to acquire all of the outstanding common stock and outstanding options and all other outstanding equity of RS (subsequent to the conversation of any outstanding shares of preferred stock of RS into common stock), in a merger for an aggregate consideration of approximately U.S. $1.75 per share of common stock, no par value per share, of RS (net to shareholders of option proceeds and transaction expenses), subject to adjustment ad described herein, upon the execution of a definite merger agreement on customary terms and conditions acceptable to Strategy and RS. Strategy's proposal is not subject to Strategy's ability to obtain financing. Strategy and its management have conducted their business due diligence, and our proposal remains subject to limited confirmatory legal and accounting due diligence, which we anticipate can be completed within a matter of days, and will not delay the execution of a definitive merger agreement. Notwithstanding the foregoing, the price per RS share is subject to adjustment (that may be material) as a result of the completion of our valuation of RS and the receipt of a fairness opinion of Strategy.

         (b) Given the time and expense that will be required to reach a definitive agreement, our interest in proceeding on the above terms is expressly conditioned on RS's willingness to execute exclusivity as set forth herein. Our offer is also expressly conditioned on its terms being kept strictly confidential and any disclosure to third parties will result in its immediate withdrawal without any further action on our part; provided that nothing herein shall restrict your ability to disclose such terms if RS believes such disclosure is required by applicable law or regulation.



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RS Group
May 25, 2005
Page 2


         (c) For the period beginning on the date this letter agreement (the "Agreement") is executed by RS and ending sixty (60) days from the date of execution (the "Exclusivity Period"), RS will not, directly or indirectly, through any officer, director, employee, affiliate, advisor or agent of RS take any action to solicit, initiate, seek, entertain, encourage or support any inquiry, proposal or offer from, or, except as otherwise provided in paragraph
(b) hereto, furnish any information to, or participate in any discussions or negotiations with, any third party regarding any acquisition of RS, any merger or consolidation with or involving RS, any acquisition of any portion of the stock or assets of RS (other than the disposition of assets in the ordinary course of business consistent with past practices) ("Acquisition Proposal"). RS agrees that any discussions or negotiations (other than discussions with Strategy and its affiliates) in progress as of the date hereof relating to a possible Acquisition Proposal will be suspended during the Exclusivity Period and that, in no event, will RS accept or enter into an Acquisition Proposal during the Exclusivity Period. Nothing in this letter will prevent RS or its Board of Directors from complying with Rules 14d-9 and 14e-2 promulgated under the Securities Exchange Act of 1934, as amended, with regard to any Acquisition Proposal.

         (d) RS will notify Strategy, in writing, promptly after receipt by RS (or any of its officers, directors, or advisors) at any time during the Exclusivity Period of any Acquisition Proposal made by any third party that the Board of Directors of RS (the "Board") determines, in its sole discretion and in a manner consistent with its fiduciary duties under applicable law, to be worthy of consideration. Upon compliance with the foregoing notice requirement and notwithstanding anything else contained in this Agreement to the contrary, RS shall have the right to respond to such Acquisition Proposal, or any inquiry or request for nonpublic information in connection with a possible Acquisition Proposal that the Board considers appropriate.

         This letter does not bind RS or Strategy to consummate any transaction. All modifications of, waivers and amendments to this Agreement or any part hereof must be in writing signed on behalf of each party hereto.

         This Agreement shall be binding upon the parties hereto and their respective successors and assigns. It is further understood and agreed that no failure or delay by either party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise of any right, power or privilege hereunder.

         This Agreement shall be governed by, and construed and enforced in accordance with the laws of the State of Florida (but not including the choice of law rules thereof that would defer to or result in the application of, the substantive laws of another jurisdiction).


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RS Group
May 25, 2005
Page 3


         If you are in agreement with the foregoing, please so indicate by signing and dating and returning one copy of this Agreement.

                                             Very truly yours,

                                             STRATEGY INTERNATIONAL INSURANCE
                                             GROUP, INC.


                                             By: /s/ LOUIS E. LETTIERI
                                                 -------------------------------
                                                 Name:   Louis E. Lettieri
                                                 Title:  Chief Financial Officer
                                                 Date:   May 25, 2005


         AGREED AND ACCEPTED:

         RS GROUP OF COMPANIES, INC.


         By: /s/  KENNETH MIN
             -------------------------------
             Name:   Kenneth Min
             Title:  President
             Date:   May 25, 2005